

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 29, 2006

Mr. Peter R. Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30, 2596 HR
The Hague
The Netherlands

>   **Re: Royal Dutch Shell plc**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed March 13, 2006**
>   **File No. 001-32575**

Dear Mr. Voser:

        We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We note that on your website you list as a contact for Cuba an entity named Shell
        Caribbean Services Limited. Your 20-F does not include any information
        regarding contacts with Cuba. In light of the fact that Cuba has been identified by
        the U.S. State Department as a state sponsor of terrorism, and is subject to U.S.
        economic sanctions, please describe for us the extent and nature of your past,
        current, and anticipated contacts with Cuba, whether through direct or indirect
        arrangements. Discuss the materiality to you of such contacts, and whether those
        contacts constitute a material investment risk for your security holders.

2.   Your materiality analysis should address materiality in quantitative terms,
        including the approximate dollar amount of any revenues, assets and liabilities
        associated with Cuba. Please also address materiality in terms of qualitative
        factors that a reasonable investor would deem important in making an investment
        decision, including the potential impact of corporate activities upon a company's
        reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation that
        requires their state retirement systems to prepare reports regarding state pension
        fund assets invested in, and/or permits divestment of state pension fund assets
        from, companies that do business with U.S.-designated state sponsors of
        terrorism. The Missouri Investment Trust has established an equity fund for the
        investment of certain state-held monies that screens out stocks of companies that
        do business with U.S.-designated state sponsors of terrorism. Florida requires
        issuers to disclose in their prospectuses any business contacts with Cuba or
        persons located in Cuba. Your materiality analysis should address the potential
        impact of the investor sentiment evidenced by such actions directed toward
        companies that operate in Cuba.

3.   Please provide us with an updated analysis of the materiality of your contacts
        with Iran, Sudan and Syria, and with an analysis of the materiality of your
        aggregate contacts with those countries and Cuba. You should address
        materiality in terms of the quantitative factors noted above, and in terms of
        qualitative factors that a reasonable investor would deem important in making an
        investment decision, including the potential impact of corporate activities upon a
        company's reputation and share value.

In this regard, we refer you to the specific institutional investor actions noted in the preceding comment. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. We further note that on September 25, 2006, the governor of California signed into law a bill that prohibits the California Public Employees Retirement System and California State Teachers Retirement System from investing public employee retirement funds in companies with active business operations in Sudan. Connecticut, Illinois, Maine, Oregon and New Jersey also have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. An August 26, 2005, news report states that New York City's comptroller sent you a letter requesting that you establish a board committee to review your ties with Sudan and report its finding to your shareholders. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.

Financial Statements, page 102

Note 3 – Accounting Policies, page 110

4.   We note that your consolidated financial statements include those companies in which you either directly or indirectly have control. However, it is not clear from your disclosures whether there are any instances in which you do not own, directly or indirectly through subsidiaries, more than half of the voting power, and what the nature of the relationship is between you and such subsidiary, as required by IAS 27, paragraph 40. A disclosure similar to that made in Note 21 of your unaudited parent company financial statements would appear to be beneficial to your readers in this respect.

Note 27 – Financial Instruments and Other Derivative Contracts, page 136

5.   Tell us whether you have any oil and gas contracts that you account for on the gross basis under IFRS, which must be netted following EITF 02-3 because they are trading contracts. If so, clarify your disclosure for this GAAP difference in your reconciliation of IFRS to U.S. GAAP presented in Note 38.

Note 30 – Other Reserves, page 141

6.   We understand from your disclosure that the merger reserve came about as a result of the Unification transaction consummated during 2005. Tell us where details of this transaction are provided, which more fully and specifically describe what caused this reserve to arise as a result of the Unification transaction, why it had to be established, and what the future expectations for it are.

Engineering Comments

Exploration and Production, page 22

7.   Although you have disclosed production and percent interest in your significant oil and gas properties, we believe that you should also disclose your net proved reserves for these properties. Please see Instruction 1(a) to Item 4.D for extractive enterprises. Please revise your document as necessary.

8.   You state that you increased your equity interest in the North Caspian Sea PSC, which includes the Kashagan project. However, we note only a minor increase in reserves due to purchase of reserves in this geographic region in the reserves table. Please tell us how many additional proved reserves the equity increase represents.

9.   Reconcile your statement that your equity increased from 1.85% to 18.52% in the North Caspian Sea PSC with a similar statement under Operating and Financial Review – Exploration and Production that says you hold an 18.52% interest in the North Caspian Sea PSC, which is up from 16.67%.

Operating and Financial Review – Exploration and Production, page 26

10.   Please reconcile the reported production costs in $/equivalent barrel for 2003, 2004, and 2005, for each geographic area, and the total with the calculated costs for those periods and geographic areas using the production costs shown in the Notes to the Consolidated Financial Statements and the reported production from each geographic area in the reserve table in the Notes.

Operating and Financial Review – Liquidity and Capital Resources, page 62

2005 Compared to 2004, page 62

11.   You state that you expect overall production to increase beginning in 2006, as additional production from new projects begins to come on stream. Please tell us the basis for this expectation and why you believe production increases will be enough to overcome the natural production decline from your existing fields. Reconcile this statement with the risk factor presented earlier that indicates risks related to project delivery and your ability to replace oil and gas reserves.

Notes to Consolidated Financial Statements

Supplementary Information – Oil and Gas Reserves, page 157

12.   We note you include significant changes in the oil and gas reserves table which you do not appear to fully explain in the document. Examples are large revisions in Africa and Asia-Pacific and extensions and discoveries in the Middle East. Please revise your document to fully explain these reserve changes. See paragraph 11 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director